UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               QUIDEL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    74838J101
                                 (CUSIP Number)

                               Marcia Casey, Esq.
                   John Hancock Mutual Life Insurance Company
                           Law Department, 55th floor
                                  P.O. Box 111
                              200 Clarendon Street
                           Boston, Massachusetts 02117
                                 (617) 572-9183
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 16, 1996
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 74838J101                                          Page 2 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Mutual Life Insurance Company:
           IRS Identification No. 04-1414660

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       603,997
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER

                                       None

                           9           SOLE DISPOSITIVE POWER

                                       603,997

                          10           SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           722,396, including (i) 517,712 shares held by John Hancock Mutual Life Insurance Company and 86,285 shares held by the John Hancock Mutual Life Insurance Company Pension Plan, (ii) 97,545 shares owned through its indirect wholly owned subsidiary, John Hancock Capital Growth Management, Inc., and (iii) 500 shares owned by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned broker-dealer subsidiary of John Hancock Mutual Life Insurance Company.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.35%

14         TYPE OF REPORTING PERSON*

           IC
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 3 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Subsidiaries, Inc.:  IRS Identification No. 04-2687223

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       None

                            9          SOLE DISPOSITIVE POWER

                                       None

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None except for (i) 97,545 owned through its indirect wholly owned subsidiary, John Hancock Capital Growth Management, Inc., and (ii) 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, a wholly-owned broker-dealer subsidiary of John Hancock Subsidiaries, Inc.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.5%

14         TYPE OF REPORTING PERSON*

           CO/HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 4 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hancock Venture Partners, Inc.:  IRS Identification No. 04-2765223

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8          SHARED VOTING POWER

                                      None

                           9          SOLE DISPOSITIVE POWER

                                      None

                          10          SHARED DISPOSITIVE POWER

                                      None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None except for 97,545 shares owned through its direct wholly owned subsidiary, John Hancock Capital Growth Management, Inc.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                        |X|

           Excludes 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.5%

14         TYPE OF REPORTING PERSON*

           CO/IA/HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 5 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Capital Growth Management, Inc.:
           IRS Identification No. 04-2870816

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       97,545
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       None

                            9          SOLE DISPOSITIVE POWER

                                       97,545

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           97,545 by virtue of its powers as a general partner of Gramercy Hill Partners, L.P. and Capital Growth Partners, L.P.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                           |X|

           Excludes 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.5%

14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 6 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gramercy Hill Partners, L.P.:  IRS Identification No. 13-3565834

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       10,654
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       None

                            9          SOLE DISPOSITIVE POWER

                                       10,654

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,654

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                          |X|

           Excludes 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.05%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 7 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Capital Growth Fund III, L.P.:
           IRS Identification No. 13-3570665

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       None

                            9          SOLE DISPOSITIVE POWER

                                       None

                           10          SHARED DISPOSITIVE POWER

                                       None
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                |X|

           Excludes 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                          Page 8 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Capital Growth Partners, L.P.:  IRS Identification No. 04-2978138

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       86,891
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER

                                       None

                           9           SOLE DISPOSITIVE POWER

                                       86,891

                          10           SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           86,891 by virtue of its powers as a general partner of John Hancock Capital Growth Fund IIB L.P.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                            |X|

           Excludes 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D


CUSIP No. 74838J101                                          Page 9 of 16 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Capital Growth Fund IIB, L.P.:
           IRS Identification No. 04-3281630

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       86,891
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER

                                       None

                           9           SOLE DISPOSITIVE POWER

                                       86,891

                         10            SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           86,891

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                  |X|

           Excludes 500 shares held by, and 20,354 shares held in a discretionary account of, Sutro & Co., Incorporated, an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74838J101                                        Page 10 of 16 Pages


THIS AMENDMENT RESTATES AND AMENDS A SCHEDULE 13D AND THE AMENDMENTS THERETO WITH RESPECT TO THE SECURITIES AND ISSUER NAMED IN ITEM 1 BELOW. THE INITIAL
SCHEDULE 13D WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OR ABOUT FEBRUARY 8, 1991.

Item 1.  Security and issuer.

         This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Quidel Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 10165 McKellar Court, San Diego, California 92121.


Item 2.  Identity and background.

         This statement is filed pursuant to Reg. ss.13(d)-1(f)(1) by John Hancock Mutual Life Insurance Company, a Massachusetts mutual life insurance company ("Hancock"), John Hancock Subsidiaries, Inc., a Delaware corporation (the "Holding Company"), Hancock Venture Partners, Inc., which was formerly named "John Hancock Venture Capital Management, Inc." ("Venture Partners"), John Hancock Capital Growth Management, Inc., a Delaware corporation (the "Management Company"), Gramercy Hill Partners, L.P. ("GHLP"), John Hancock Capital Growth Fund III, L.P. ("Fund III"), Capital Growth Partners, L.P. ("CGLP") and John Hancock Capital Growth Fund IIB, L.P. ("Fund IIB").

         The principal offices and the principal business address of Hancock and the Holding Company are P.O. Box 111, John Hancock Place, Boston, Massachusetts 02117. The principal office and the principal business address of Venture Partners, GHLP, CGLP, Fund III and Fund IIB are One Financial Center, 44th floor Boston, Massachusetts 02111. The principal office and principal business address of the Management Company are 1140 Taylor Street, San Francisco, California 94108.

         Hancock is a life insurance company in the United States, offering a wide variety of individual and group life and health insurance policies, individual annuities and group pension products and other financial services.

         The Holding Company is a wholly-owned subsidiary of Hancock and owns various operating subsidiaries of Hancock. Venture Partners is a wholly-owned subsidiary of the Holding Company and a registered investment adviser and, on May 3, 1994, acquired all the capital stock of the Management Company. The Management Company, a wholly-owned subsidiary of Venture Partners and an indirect wholly-owned subsidiary of the Holding Company, is principally engaged in the business of furnishing investment, management and administrative services for Fund III and Fund IIB and for other funds of a similar nature.

         The names, business addresses and present principal occupations or employment of the current executive officers and directors of Hancock are shown on Exhibit B to this Schedule 13D. Except as set forth on such Exhibits, there has been no change in the information previously filed with respect to the officers and directors of the entities named above.

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 11 of 16 Pages


         During the last five years, neither Hancock, the Holding Company, Venture Partners or the Management Company nor any of their respective executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and amount of funds or other consideration.

         On March 4, 1983, Venture Partners purchased 31,915 shares of Class B preferred stock of Quidel Corporation ("Old Quidel") for a purchase price of $750,002. On October 5, 1984, Venture Partners purchased 5,400 shares of Class C preferred stock of Old Quidel for a purchase price of $108,000. On October 29, 1985, Venture Partners purchased 4,101 shares of Class D preferred stock of Old Quidel for a purchase price of $102,526. On August 18, 1986, Venture Partners purchased 11,000 shares of Class E preferred stock and warrants to purchase 2,200 shares of common stock of Old Quidel for a purchase price of $107,800. On January 19, 1988, Venture Partners purchased 9,846 shares of Class F preferred stock of Old Quidel for a purchase price of $113,230, and 1,106 shares of common stock of Old Quidel for a purchase price of $1,770. The source of funds for each purchase was partnership contributions from the John Hancock Venture Capital Fund. In 1989, Old Quidel split half of its operations into another corporation, LaJolla Pharmaceutical. Thus, of the amounts originally received by Old Quidel from Venture Partners for the purchase of the securities described above, only half may be deemed to have remained with Old Quidel.

         On January 31, 1991, Old Quidel merged with Monoclonal Antibodies, Inc. The surviving corporation is the Issuer. At the time of the merger, the Old Quidel securities held by Venture Partners were converted into 146,420 shares of Common Stock of the Issuer and warrants to purchase 2,465 shares of Common Stock of the Issuer.

         On January 31, 1991, Fund III purchased 616,413 shares of Common Stock and Fund IIB purchased 50, 252 shares of Common Stock, for an aggregate purchase price of $1,999,995. Fund III also received warrants to purchase 616,413 shares and Fund IIB received warrants to purchase 50,252 shares at no additional cost. The source of the funds was partnership contributions.

         On March 5, 1991, Venture Partners completed the disposal of its 146,420 shares of Common Stock and warrants to purchase 2,465 shares of Common Stock.

         On July 1, 1993, Fund III exchanged a promissory note of the Issuer in the principal amount of $3,698,488 for 902,070 Shares of Common Stock and Fund IIB exchanged its note of $301,512 for 73,539 shares of Common Stock. The notes were outstanding pursuant to a Note Purchase Agreement dated as of January 31, 1991 (the "Note Purchase Agreement"), under which Fund III and Fund IIB had made unsecured subordinated loans to the issuer in the amount of $4,000,000.

         As part of the arrangements relating to such exchange, up to 40,000 additional shares were issuable pro rata to Fund III and Fund II if the average market price of the Common Stock over the 180 day period between July 1, 1993 and December 31, 1993 was below $4.50 per share. Eight hundred shares would be

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 12 of 16 Pages


issued, up to such 40,000 shares maximum, for each $.01 by which $4.50 per share exceeded such coverage market price. Such adjustment would not be made if either Fund II B or Fund III sold shares of Common Stock during such period without the Issuer's consent.

         In a series of transactions in December, 1995, Fund III and Fund IIB sold 203,400 and 16,600 shares, respectively, of the Common Stock. All sales were open-market transactions effected by brokers on the Nasdaq Stock Market, on which the Issuer's Common Stock is traded.

         Fund III and Fund IIB held Warrants of the Issuer (the "Warrants") allowing them to acquire shares of Common Stock (the "Warrant Shares") of the Issuer. Pursuant to the operation of an antidilution provision governing the Warrants, the number of Warrant Shares that could be acquired was increased in January, 1996 by a total of 10,168 shares, 9,402 of which Fund III had the right to acquire 9,402 and the remaining 766 of which Fund IIB had the right to acquire.

         On or about January 29, 1996, the Management Company, acting on behalf of Fund III and Fund IIB, sold Warrants to acquire 277,387 and 22,613 Warrant Shares beneficially owned by Fund III and Fund IIB, respectively. The sale was a privately negotiated transaction between the Management Company and an institutional investor.

         In addition, in a series of transactions from January 2, 1996 through February 14, 1996, Fund III and Fund IIB sold 99,900 and 8,100 shares, respectively, of the Common Stock. All sales were open-market transactions effected by brokers on the Nasdaq Stock Market, on which the Issuer's Common Stock is traded.

         In a series of transactions from February 15, 1996 through May 28, 1996, Fund III and Fund IIB sold 149,800 and 12,200 shares, respectively, of the Common Stock, at prices ranging from $6.00 to $6.25 per share.

         On or about July 16, 1996, the Management Company, acting on behalf of Fund III, made a distribution of Common Stock of the Issuer to the limited and general partners of Fund III, including Hancock and the John Hancock Mutual Life Insurance Company Pension Plan, distributing 1,065,383 shares of Common Stock to the partners of Fund III. On or about July 16, 1996, the Management Company, acting on behalf of Fund IIB, authorized the sale of the remaining 86,891 shares of Common Stock beneficially owned by Fund IIB.


Item 4.  Purpose of transaction.

         The acquisitions and dispositions of Common Stock and related warrants reported above were in each case the result of investment decisions made by Venture Partners, or by the Management Company acting on behalf of Fund III and Fund IIB. All sales were open-market transactions effected by brokers on the Nasdaq Stock Market, on which the Issuer's Common Stock is traded. Neither any of the sales nor the distribution was made with the purpose or the effect of changing the control of the Issuer, and none was in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13D


CUSIP No. 74838J101                                        Page 13 of 16 Pages


Item 5.  Interest in securities of the issuer.

         (a) As a result of the sales and distributions reported hereby, Fund III no longer owns any shares of Common Stock. Pursuant to the distribution reported hereby, GHLP owns 10,654 shares of Common Stock (the "GHLP Shares"). Fund IIB owns 86,891 shares of Common Stock (the "Fund IIB Shares") and CGLP, by virtue of its powers as a general partner of Fund IIB, may be deemed to own the Fund IIB Shares. The Management Company, as general partner of GHLP, and Venture Partners, of which the Management Company is a direct subsidiary, may also be deemed to own the GHLP Shares and the Fund IIB Shares. In addition, Sutro & Co., Incorporated, an indirect wholly owned subsidiary of Hancock and a wholly owned subsidiary of the Holding Company and a registered broker-dealer under the Securities Exchange Act of 1934 ("Sutro"), owns 500 shares of Common Stock and holds an additional 20,354 shares (the "Sutro Shares") of the Issuer in a discretionary account. The Holding Company, of which both the Management Company and Sutro are subsidiaries, may be deemed to own both the GHLP Shares, the Fund IIB Shares and the Sutro Shares, a total of 118,399 shares. Hancock owns 603,997 shares of Common Stock, including 517,712 shares held by Hancock and 86,285 shares distributed to the John Hancock Mutual Life Insurance Company Pension Plan, over which Hancock has voting and dispositive power, and Hancock may also be deemed to own the GHLP Shares, the Fund IIB Shares and the Sutro Shares.

         Each reporting person other than Fund III (i.e. Hancock, the Holding Company, Venture Partners, the Management Company, Fund IIB, CGLP and GHLP) holds, both individually and together with the other reporting persons, shares of Common Stock representing less than 5% of the Issuer's Common Stock outstanding at March 31, 1996.

         (b) GHLP and the Management Company, through its partnership relationship to GHLP, have sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of the GHLP Shares. CGLP and the Management Company, through its partnership relation to CGLP, have sole power to dispose or direct the disposition of the Fund IIB Shares. Hancock has the sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of the 517,712 shares that it owns by reason of the distribution reported hereby and the 86,285 shares held by the John Hancock Mutual Life Insurance Company Pension Plan. Except through their respective ownership interests in the Management Company, none of Hancock, the Holding Company or Venture Partners has any power to vote or direct the vote of to dispose of or direct the disposition of the GHLP Shares.

         (c)  See response 5(a) above.

         (d)  Not applicable.

         (e) Each reporting person ceased to own more than 5% of the Issuer's outstanding Common Stock on or about July 16, 1996, the date when distribution of the shares held by Fund III was authorized.

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 14 of 16 Pages


Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Pursuant to the Note Purchase Agreement described in Item 3 above, the Management Company made an unsecured subordinated loan to the issuer in the amount of $4,000,000. The Note Purchase Agreement and the rights of the Management Company thereunder terminated upon exchange of the notes issued thereunder for shares of Common Stock.

Item 7.  Material to be filed as exhibits.

         The following documents are filed as exhibits to this statement:

         Exhibit A:        Agreement  concerning joint filing of Schedule 13D
                           (Omitted--previously filed with the Schedule 13D amended hereby).

         Exhibit B:        Officers and Directors of Hancock (Amended Exhibit B
                           attached hereto).

         Exhibit C:        Officers  and  Directors  of the Holding  Company
                           (Omitted--previously filed with the Schedule 13D amended hereby).

         Exhibit D:        Officers  and   Directors  of  Venture   Partners
                           (Omitted--previously filed with the Schedule 13D amended hereby).

         Exhibit E:        Officers and Directors of the  Management  Company
                           (Omitted--previously filed with the Schedule 13D amended hereby).

         Exhibit F:        General  Partners  of  GHLP  (Omitted--previously
                           filed with the Schedule 13D amended hereby).

         Exhibit G:        General  Partners  of  CGLP  (Omitted--previously
                           filed with the Schedule 13D amended hereby).

         Exhibit H:        Note Purchase Agreement (Omitted--previously filed
                           with the Schedule 13D amended hereby).

         Exhibit I: Exchange Agreement (Omitted--previously filed with the Schedule 13D amended hereby).

                                  SCHEDULE 13D


CUSIP No. 74838J101                                        Page 15 of 16 Pages




                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    JOHN HANCOCK MUTUAL LIFE
                                      INSURANCE COMPANY


Dated:  September 6, 1996           By:/s/John T. Farady
                                       Name: John T. Farady
                                       Title: Senior Vice President & Treasurer


                                    JOHN HANCOCK SUBSIDIARIES, INC.


Dated:  September 6, 1996           By:/s/John T. Farady
                                       Name: John T. Farady
                                       Title:   Treasurer


                                    HANCOCK VENTURE PARTNERS, INC.


Dated:  September 10, 1996          By:/s/Martha D. Vorlicek
                                       Name: Martha D. Vorlicek
                                       Title: Vice President & Treasurer


                                    JOHN HANCOCK CAPITAL GROWTH
                                      MANAGEMENT, INC.


Dated:  September 10, 1996          By:/s/Martha D. Vorlicek
                                       Name:  Martha D. Vorlicek
                                       Title: Treasurer


                                    GRAMERCY HILL PARTNERS, L.P.

                                    By: John Hancock Capital Growth
                                          Management, Inc.,
                                        General Partner


                                    By:/s/Martha D. Vorlicek
Dated:  September 10, 1996             Name: Martha D. Vorlicek
                                       Title: Treasurer

                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 16 of 16 Pages


                                    JOHN HANCOCK CAPITAL GROWTH FUND III, L.P.
                                    By:  Gramercy Hill Partners, L.P.,
                                            General Partner
                                          By:  John Hancock Capital Growth
                                               Management, Inc., General Partner


Dated:  September 10, 1996          By:/s/Martha D. Vorlicek
                                       Name: Martha D. Vorlicek
                                       Title: Treasurer


                                    CAPITAL GROWTH PARTNERS, L.P.
                                    By: John Hancock Capital Growth
                                          Management, Inc., General Partner


Dated:  September 10, 1996          By:/s/Martha D. Vorlicek
                                       Name: Martha D. Vorlicek
                                       Title: Treasurer


                                    JOHN HANCOCK CAPITAL GROWTH FUND IIB, L.P.
                                    By:  Capital Growth Partners, L.P.,
                                          General Partner
                                         By:  John Hancock Capital Growth
                                               Management, Inc., General Partner


Dated:  September 10, 1996          By:/s/Martha D. Vorlicek
                                       Name: Martha D. Vorlicek
                                       Title: Treasurer

                                  SCHEDULE 13D


CUSIP No. 74838J101                                        Page 17 of 16 Pages


EXHIBIT B

                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY


                                                                             Position with John Hancock
                                           Business or                       Mutual Life Insurance Company
     Name                               Residential Address                  and Present Principal Occupation
     ----                               -------------------                  --------------------------------

Foster L. Aborn                         John Hancock Place                    Vice Chairman of John Hancock
                                        P.O. Box 111                          Mutual Life Insurance Company
                                        Boston, MA  02117

Samuel W. Bodman                        75 State Street                       Director of John Hancock Mutual
                                        Boston, MA  02109-1806                Life Insurance Company; Chairman
                                                                              and Chief Executive Officer of
                                                                              Cabot Corporation

Joan T. Bok                             25 Research Drive                     Director of John Hancock Mutual
                                        Westborough, MA  01581                Life Insurance Company; Chairman
                                                                              of Board of New England Electric
                                                                              System

I. MacAllister Booth                    549 Technology Square                 Director of John Hancock Mutual
                                        Cambridge, MA  02139                  Life Insurance Company;
                                                                              Chairman, President and Chief
                                                                              Executive Officer of Polaroid
                                                                              Corporation

William L. Boyan                        John Hancock Place                    Director, President and Chief
                                        P.O. Box 111                          Operations Officer of John Hancock
                                        Boston, MA  02117                     Mutual Life Insurance Company,
                                                                              Inc.

Dr. Randolph W. Bromery                 263 Alden Street                      Director of John Hancock Mutual
                                        Springfield, MA  01109                Life Insurance Company; President
                                                                              of Springfield College

Stephen L. Brown                        John Hancock Place                    Chairman of the Board and Chief
                                        P.O. Box 111                          Executive Officer of John Hancock
                                        Boston, MA  02117                     Mutual Life Insurance Company,
                                                                              Inc.

John M. Conners, Jr.                    200 Clarendon Street                  Director of John Hancock Mutual
                                        Boston, MA  02116                     Life Insurance Company; President,
                                                                              CEO and Director of Hill, Holiday,
                                                                              Connors, Cosmopulos, Inc.

David F. D'Alessandro                   John Hancock Place                    Director of John Hancock Mutual
                                        P.O. Box 111                          Life Insurance Company; Senior
                                        Boston, MA  02117                     Executive Vice President and John
                                                                              Hancock Mutual Life Insurance Co.





                                  SCHEDULE 13D


CUSIP No. 74838J101                                         Page 18 of 16 Pages

                                                                             Position with John Hancock
                                           Business or                       Mutual Life Insurance Company
     Name                               Residential Address                  and Present Principal Occupation
     ----                               -------------------                  --------------------------------
Dr. Kathleen Foley Feldstein            147 Clifton Street                    Director of John Hancock Mutual
                                        Belmont, MA  02178                    Life Insurance Company; President
                                                                              of Economics Studies, Inc.

Lawrence K. Fish                        One Citizens Plaza                    Director of John Hancock Mutual
                                        Providence RI  02903-1339             Life Insurance Company;
                                                                              Chairman, President and CEO of
                                                                              Citizens Financial Group, Inc.

Nelson S. Gifford                       50 Federal Street - Ste 900           Director of John Hancock Mutual
                                        Boston, MA  02110-2509                Life Insurance Company; Former
                                                                              Chairman and CEO of Dennison
                                                                              Mfg. Corporation

Michael C. Hawley                       Prudential Tower Bldg.                Director of John Hancock Mutual
                                        Boston, MA  02199                     Life Insurance Company; President
                                                                              of The Gillette Company

John F. Magee                           Acorn Park                            Director of John Hancock Mutual
                                        Cambridge, MA  02140-2390             Life Insurance Company; Chairman
                                                                              of Arthur D. Little, Inc.

E. James Morton                         1st Floor, Clarendon Bldg.            Director of John Hancock Mutual
                                        P.O. Box 111                          Life Insurance Company; Former
                                        Boston, MA  02117                     Chairman and CEO of John
                                                                              Hancock Mutual Life Insurance
                                                                              Company

Bruce Skrine                            John Hancock Place                    Vice President, Counsel and
                                        P.O. Box 111                          Secretary of John Hancock Mutual
                                        Boston, MA  02117                     Life Insurance Company, Inc.

Richard F. Syron                        86 Trinity Place                      Director of John Hancock Mutual
                                        New York, NY  10016                   Life Insurance Company; Chairman
                                                                              and Chief Executive Officer of
                                                                              American Stock Exchange

Robert J. Tarr, Jr.                     27 Boylston Street                    Director of John Hancock Mutual
                                        Chestnut Hill, MA  02167              Life Insurance Company; President
                                                                              and Chief Executive Officer of
                                                                              Harcourt General, Inc.

C. Vincent Vappi                        240 Sidney Street                     Director of John Hancock Mutual
                                        Cambridge, MA  02139                  Life Insurance Company; Former
                                                                              Chairman and Chief Executive
                                                                              Officer of Vappi & Company, Inc.

